January 19, 2007	Charles J. Bair
T: (858) 550-6142
cbair@cooley.com
Via EDGAR and FedEX
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Dot Hill Systems Corp. Form 10-Q for the Fiscal Quarter Ended September 30, 2006 Filed November 9, 2006 File No. 001-13317
Dear Ladies and Gentlemen:
Dot Hill Systems Corp. (the “Company”) is in receipt of the comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated January 5, 2007 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed with the Commission on November 9, 2006..
As discussed orally with the Staff, the Company is not able to respond to the Comment Letter within the 10 business days requested by the Staff, and is hereby requesting an extension of the time period for responding to the Staff’s comments to Friday, February 2, 2007. Please direct any comments or questions regarding this request to me at (858) 550-6142.
Sincerely,
Cooley Godward Kronish LLP
/s/ Charles J. Bair
Charles J. Bair

cc:	Marc Thomas, Senior Staff Accountant Christine Davis, Staff Accountant Dana W. Kammersgard, Dot Hill Systems Corp Hanif I. Jamal, Dot Hill Systems Corp.